CM



SECURI[TIES AND EXCHANGE CO]MMISSION

02004769


RECEIVED
APR 1 2 2002
164
WASH. D.C.
SECTION
PROCESSING

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SEC FILE NUMBER
8- 41225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, 32nd Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Boutote — 212-742-8178
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name — if individual, state last, first, middle name)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lisa Boutote, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Brokerage, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Director Secretary

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRECT BROKERAGE INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

DIRECT BROKERAGE INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2001

CONTENTS

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
DIRECT BROKERAGE INC.
39 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of DIRECT BROKERAGE INC. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIRECT BROKERAGE INC. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted auditing principles

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co CPAs P.C.

New York, New York
March 14, 2002, except for Note 8
for which the date is April 9, 2002

DIRECT BROKERAGE INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 261,891
Commissions receivable	669,540
Receivable from brokers	65,005
Investments, at market value	20,572
Deferred tax asset	13,700
Deposit	38,000
Other assets	18,866
Total assets	$ 1,087,574

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Secured line of credit, bank	$ 175,000
Payable to customers	161,737
Securities sold, not yet purchased, at market value	6,905
Accounts payable and accrued expenses	259,453
Income taxes payable	35,140
Deferred rent	48,595
Total liabilities	686,830
Commitments and contingencies	
Stockholders' equity	
Common stock - par value $.01,	
Authorized: 50,000 shares	
Issued and outstanding: 34,200 shares	342
Additional paid-in capital	353,474
Retained earnings	46,928
Total stockholders' equity	400,744
Total liabilities and stockholders' equity	$ 1,087,574

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 8,566,271
Interest and dividend income	2,500
Trading income	71,144
Total revenues	8,639,915
Expenses	
Employees' salaries and benefits	3,877,143
Payroll taxes	188,313
Seat rental	1,496,000
Clearance, floor brokerage and execution expense	576,708
Error expense	161,304
Interest	27,027
Utilities	284,637
Rent	233,554
Professional fees	143,936
Financial services	295,811
Insurance	390,161
Exchange fees	257,043
Registration fees	31,149
Office and miscellaneous	265,722
Travel and entertainment	293,473
Dues and memberships	70,738
Depreciation	5,070
Total expenses	8,597,789
Income before provision for income taxes, and cumulative effect of change in accounting principle, net of tax	42,126
Provision for income taxes	24,754
Income before cumulative effect of change in accounting principle, net of tax	17,372
Cumulative effect of change in accounting principle, net of tax	105,812
Net income	$ 123,184

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital	Accumulated (Deficit)/ Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2001	34,200	$ 342	$ 353,474	$ (76,256)	$ 277,560
Net income	-	-	-	123,184	123,184
Balance, December 31, 2001	34,200	$ 342	$ 353,474	$ 46,928	$ 400,744

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 123,184
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,070
Deferred income taxes	(13,700)
(Increase) decrease in assets:	
Commissions receivable	(429,412)
Due from brokers	(3,640)
Investments, at market value	63,060
Other assets	1,349
Increase (decrease) in liabilities:	
Payable to customers	161,737
Securities sold, not yet purchased	6,905
Accounts payable and accrued expenses	79,412
Income taxes payable	30,140
Deferred rent	(11,356)
Total adjustments	(110,435)
Net cash provided by operating activities	12,749
Net cash used in investing activities:	
Purchase of office furniture and equipment	(14,120)
Net cash provided by financing activities:	
Proceeds from secured line of credit, bank	175,000
Net increase in cash	173,629
Cash, beginning of year	88,262
Cash, end of year	$ 261,891

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 27,027
Income tax	$ 6,753

The accompanying notes are an integral part of these financial statements.

DIRECT BROKERAGE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

The Company, a broker/dealer, clears all security transactions through its clearing brokers on a fully-disclosed basis, and operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii), except for customers' recapture commissions which fall under the provisions of rule 15c3-3 (k)(2)(i) requiring a reserve bank account (see Note 8). The Company provides trade execution, clearing services and an immediate link to U.S. equity markets through direct access.

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a trade-date basis.

(c) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(d) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(e) Change in Accounting Principle

Effective for the year ended December 31, 2001, the Company changed its accounting method for recording securities transactions, commissions, and related clearing expense from settlement date to trade date reporting, in accordance with U. S. generally accepted accounting principles and industry standards. Trade date reporting reflects the date when transactions are initiated, at which time the risks, benefits and economic potentials are created and conveyed.

The impact on earnings and cash flows for the year is not material. Accordingly, the cumulative effect of the change totaling $105,812 has been reflected, net of tax, in the statement of operations.

DIRECT BROKERAGE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 2 - Investments, at Market Value

Investments and securities sold, not yet purchased as of December 31, 2001, consisted of common stocks and totaled $20,572 and $6,905, respectively.

Note 3 - Secured Line of Credit, Bank

On February 12, 2001, the Company established a $250,000 revolving line of credit bearing interest at prime plus 2%, secured by the assets of the firm and guaranteed by all principals. The facility contains certain customary affirmative and negative convenants including financial covenants requiring the maintenance of specified debt leverage ratio and a minimum net worth of $360,000. The Company believes it is in compliance in such covenants.

At December 31, 2001, $175,000 was outstanding under this facility.

Note 4 - Commitments and Contingencies

Leases

The Company leases office space under a lease agreement expiring June 30, 2009. Rent totaled $233,554 (net of current portion of deferred rent of $11,357) for the year ending December 31, 2001. The future minimum annual rental payments (net of $48,595 rental abatement representing the deferred rent portion at December 31, 2001) for the years ending December 31, are as follows:

Year Ending	Amount
2002	$ 215,460
2003	225,304
2004	232,063
2005	239,025
2006	249,577
Thereafter	901,155
	$2,062,584

Also, the Company leases five New York Stock Exchange memberships generally on an annual basis. Seat rental expense amounted to $1,496,000 for the year ended December 31, 2001. The Company expects to renew these leases as they expire.

Note 5 - Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule 15c3-1, the Company's net capital of $314,898 at December 31, 2001 exceeds the minimum capital requirement of $250,000 in the amount of $64,898. The Company's net capital ratio was 200%.

DIRECT BROKERAGE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 6 - Income Taxes

The income tax provision (benefit) consists of the following:

Current	
Federal	$ 24,700
State	34,254
Utilization of NOL	(20,500)
	$ 38,454
Deferred	
Federal	$ (5,800)
State	(7,900)
	(13,700)
	$ 24,754

Deferred tax asset represents the difference between financial and tax reporting for deferred rent.

Note 7 - Payable to Customers

Amounts payable to customers represent commissions payable totaling $161,737 (see Note 8).

Note 8 - Violation of Rule 15c3-3

During August 2001, the Company commenced a commission recapture program pursuant to which the Company, as introducing broker, rebated to certain of its managed institutional customers a portion of the commissions that DBI earned from each of those customers.

Prior to its commencement of this business, the Company obtained the Exchange's approval for the manner in which it intended to conduct the business. Subsequently, following the Exchange's receipt from the SEC staff of further interpretive guidance on the Net Capital and Special Reserve Account implications of this type of business, the Exchange notified the Company that its new line of business required an increase in its minimum net capital requirement from $100,000 to $250,000 (i.e., to the minimum required of carrying firms).

When the Company began this business, no SEC or NYSE rule or interpretation had been published that characterized introducing brokers engaging in a commission recapture program as "carrying firms" for purposes of the Net Capital Rule. In February 2002, pursuant to interpretive advice from the SEC staff to the NYSE, the NYSE published a memorandum to its member organizations (*NYSE Interpretation Memo 02-3*) that considered introducing firms who engage in "commission recapture" rebate programs to be "carrying firms" under SEC Rule 15c3-1 and consequently subject to a $250,000 minimum net capital requirement, unless the firm elects to deposit the proposed rebate into a separate 15c3-3 Special Reserve bank account.

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Note 8 - Violation of Rule 15c3-3 (Continued)

Upon learning of this interpretation, the Company notified the Exchange, on February 28, 2002, that it had opened a 15c3-3 Special Reserve account for the rebates, which was promptly funded in March 2002. After further discussions with the Exchange, and at the recommendation of the Exchange, the Company has made arrangements to transfer its responsibility for the rebated funds to a clearing firm, enabling the Company to return to a $100,000 minimum Net Capital requirement.

Note 9 - Subsequent Events

Effective February 13, 2002 (date of approval by the New York Stock Exchange), the Company amended its certificate of incorporation increasing the number of common shares authorized to issue from 50,000 to 2,500,000 with a par value of $.01. Simultaneously, 1,924,130 shares were issued to stockholders and employees in recognition of their contributions to the Company. On the same date, the Company purchased 312,366 shares from a director/stockholder for $50,000 which represented 15.8% of the Company's shares outstanding and also entered into a five-year employment agreement with the former stockholder at a salary of $100,000 per annum.

U. S. generally accepted accounting principles require that the Company, issuing common stock to employees and officers in lieu of compensation, for which the recipients do not pay any cash consideration to the Company, determine an estimated fair value at the award dates for the issued stock. The Company would recognize, at that time, a charge to its statement of operations as compensation cost and a credit to its stockholders' equity as additional paid-in capital.

Presently, management has not yet determined the fair value of the shares issued. The compensation expense is expected to be recognized in the first quarter ended March 31, 2002.

Note 10 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, broker/dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 10 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

The Company, at times, maintains cash balances at financial institutions in excess of federal and SIPC insured limits. Uninsured cash balances at December 31, 2001 totaled $202,595.

A copy of the Company's statement of financial condition as at December 31, 2001, pursuant to the SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

DIRECT BROKERAGE INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2001
SCHEDULE I

Total stockholders' equity		$ 400,744
Deductions/charges:		
Non-allowable assets:		
Other assets	$ 82,760	
Capital charges pursuant to SEC Rule 15c-3-1		
Investments	3,086	85,846
Net capital		314,898
Less: Minimum net capital requirements greater of 6-2/3% of aggregate indebtedness or $250,000, whichever is greater		250,000
Net capital in excess of all requirements		$ 64,898
Capital ratio - (maximum allowance 1500%)		
Ratio of aggregate indebtedness to net capital	$ 631,330 / 314,898	= 200%
Aggregate indebtedness		
Accounts payable, accrued expenses, and income taxes payable		$ 631,330

There are no material variances between this computation of net capital under rule 15c3-1 and the Registrant's computation filed with the amended Part 11A, Form X-17A-5. Accordingly, no reconciliation is required.

See independent auditors' report.

DIRECT BROKERAGE INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER SEC RULE 15c3-3
DECEMBER 31, 2001
SCHEDULE II

Customer free credit balance and other credit balances	$ 161,737
Total credit balances	$ 161,737
Required deposit 105% of credit balances	$ 169,824
Deficit	$ 169,824

The Company did not have a reserve bank account as required by 15c-3-3(k)(2)(i) (see Note 8).

See independent auditors' report.

DIRECT BROKERAGE INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Officers and Directors of
DIRECT BROKERAGE INC.
39 Broadway
New York, NY 10006

Gentlemen:

In planning and performing our audit of the financial statements and supplementary information of DIRECT BROKERAGE INC. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers except for customers' recapture commissions payable, which require a 15c-3-3(k)(2)(i) reserve bank account (see Note 8) or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Todman & Co CPAs P.C.

New York, New York
March 14, 2002, except for Note 8
for which the date is April 9, 2002